Mail Stop 4561

September 17, 2007

Marc Ebersole
200 Hanover Park Road, Suite 120
Atlanta, Georgia 30350

>   **Re: Biostem, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for Quarters Ended March 31, 2007 and June 30, 2007**
>   **File No. 000-49933**

Dear Mr. Ebersole:

We have reviewed your response letter dated August 31, 2007, and have the following additional comments.

Form 10-K

Item 8 - Financial Statements and Supplementary Data, page 39

Note J – Commitments and Contingencies, page F-18

1.   We have read and considered your response to comments 4 and 5. We note that you concluded that based on several considerations in paragraphs 12 -32 of EITF 00-19 and upon the guidance in SFAS 133, the appropriate accounting treatment of the embedded derivatives is to bifurcate the embedded derivative at the inception of the debenture. Clarify to us and disclose in your revised filing the specific terms within the related debenture agreements that you determined would be problematic under paragraphs 12 – 32 of EITF 00-19 resulting in the embedded derivative being bifurcated from the note and recognized as a liability in accordance with SFAS 133. Also tell us how you considered FSP EITF 00-19-2 in your evaluation. Lastly, disclose how you determined the fair value of the embedded derivative and the assumptions used in making that determination.

General

2.   As requested in our previous letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief